RepliCel to Commence Trading on the TSX Venture Exchange

VANCOUVER, BC – January 9, 2014 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (CSE: RP) is pleased to announce that its common shares are anticipated to commence trading on the TSX Venture Exchange (the “TSXV”) on January 13, 2014 as a Tier 1 issuer. RepliCel will trade under its current trading symbol “RP”. To ensure continued and seamless trading for RepliCel’s shareholders, RepliCel’s common shares will be delisted from the Canadian Securities Exchange at the close of trading on January 10, 2014 and will commence trading on the TSXV at market open on January 13, 2014.

About RepliCel Life Sciences
RepliCel is a clinical stage biopharmaceutical company focused on developing autologous cell therapies.  RepliCel Tendon-01 (RCT-01) is a cell therapy for the treatment of chronic tendon injuries. RepliCel Hair-01 (RCH-01) is a cellular treatment for androgenetic alopecia (pattern baldness). Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits.  For additional information please visit www.replicel.com.

On Behalf of the Board
RepliCel Life Sciences Inc.

/s/ David Hall
David Hall
President and Chief Executive Officer

COMPANY CONTACT:
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com

INVESTOR CONTACTS:
Westwicke Partners, LLC
Stefan Loren, Ph.D., Managing Director
(443) 213-0507
sloren@westwicke.com

Robert H. Uhl, Managing Director
(858) 356-5932
robert.uhl@westwicke.com

Notice Regarding Forward Looking Statements
This press release contains projections and forward-looking statements as that term is defined under applicable securities laws.  Statements in this press release that are not purely historical are forward-looking statements, which include statements regarding the date of listing on the TSXV and delisting from the Canadian Securities Exchange. These statements are only predictions and involve known and unknown risks which may cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: unforeseen delays in the listing and delisting of RepliCel’s common shares and other factors beyond the Company’s control.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.